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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	May, 2003

Commission File Number

Leitch Technology Corporation

(Translation of Registrant's Name into English)
150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leitch Technology Corporation (Registrant)
Date: May 6, 2003	By:	/s/ SALIL MUNJAL
	Name:	Salil Munjal
	Title:	VP & General Counsel
*
Print the name and title of the signing officer under his signature.

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated May 6, 2003

        Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

6 May 2003	FOR IMMEDIATE RELEASE

Leitch Provides Financial Update

TORONTO — Leitch Technology Corporation (TSX:LTV;NASDAQ:LVID) today announced that fourth quarter revenue will be approximately $38 million, down approximately 23% from third quarter revenue of $49.1 million. Incoming orders for the quarter were approximately $41 million resulting in a higher than normal ending backlog. Demand for the Company's products was negatively impacted by the following factors:

  •
  The distraction and operational impact on our customers as their short-term priorities shifted to providing coverage of the war in Iraq; and

  •
  General economic uncertainty, resulting from the effects of the war and, to a lesser extent, the SARS outbreak in Asia.

Margaret Craig, President and CEO commented, "While we are clearly disappointed with the financial results for the fourth quarter, we are continuing to execute according to our stated strategy, and we are confident that the Company is well positioned to excel in an improving market. Consistent with this strategy, we showcased an unprecedented number of new products and entered new product categories at the NAB show. Customer feedback from the show has been very positive."

The Company also stated that it will continue to reduce its cost base over the next few quarters in order to ensure that it appropriately positions itself through this uncertain economic period.

"Over the past two years the Company has put in place management and infrastructure to allow it to improve its cost position and efficiency," said Reg Tiessen, Chief Financial Officer. "We have accelerated a number of projects to reduce the cost base of the Company."

The Company will also be reviewing the goodwill and acquired technology balances held on its balance sheet in conjunction with its year-end review and expects to take a charge in the fourth quarter, although the amount of the charge has not yet been determined. The Company is currently carrying $84 million in goodwill and acquired technology on its books.

The Company currently has no debt and its cash balances increased to approximately $17 million in the quarter from $14 million three months ago, and $8 million a year ago. While there are no plans to draw on its lines of credit, the results for the quarter have resulted in the Company having reduced borrowing capacity.

"The Company has a strong balance sheet and has increased its cash position significantly over the past year," said Mr. Tiessen. "While we don't expect the need to draw on our credit facilities, we believe that it is important to maintain lines of credit for strategic reasons.

The Company will release its year-end financial results on June 10, 2003 at which time more information will be provided, including details regarding the Company's cost reduction plans.

Management will host a webcast discussing this press release at 8:30 a.m. (E.D.T.) on Tuesday, May 6. To access the webcast, please enter www.leitch.com/financialupdatewebcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

For those unable to listen to the webcast at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/webcastarchive and follow the same procedure outlined in the previous paragraph.

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main product lines are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

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Signatures
EXHIBIT LIST
Leitch Provides Financial Update